HBK GLOBAL SECURITIES L.P.
(A Delaware Limited Partnership)

Financial Statements and Supplemental Schedule
For the Year Ended December 31, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-65316

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2016 (MM/DD/YY) AND ENDING December 31, 2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: HBK Global Securities L.P.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2101 Cedar Springs Road, Suite 700
(No. and Street)

Dallas	TX	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard Burkhardt (214-758-6347)
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PricewaterhouseCoopers LLP
(Name – *if individual, state last, first, middle name*)

2001 Ross Avenue, Suite 1800	Dallas	TX	75201
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard Burkhardt _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of
HBK Global Securities L.P. _____ , as

of December 31 _____ , 20 16 _____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

STATE OF Texas
COUNTY OF Dallas

The foregoing instrument was acknowledged before
me this 22ⁿᵈ day of February 2017, by Richard H. Burkhardt

Hayley V. Hair   Hayley V. Hair
Notary Public's Signature   Notary Name
My Commission Exp. 02-26-2020


Signature

FINOP
_____
Title

Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the
     Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of
     consolidation.
☒ (l) An Oath or Affirmation.
☒ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).



pwc

Report of Independent Registered Public Accounting Firm

To the Management of HBK Global Securities L.P.

In our opinion, the accompanying statement of financial condition and the related statements of operations, changes in partners' capital and cash flows present fairly, in all material respects, the financial position of HBK Global Securities L.P. (the "Partnership") as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The accompanying Schedule I is supplemental information required by Rule 17a-5 under the Securities Exchange Act of 1934. The supplemental information is the responsibility of the Partnership's management. The supplemental information has been subjected to audit procedures performed in conjunction with the audit of the Partnership's financial statements. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the information contained within Schedule I is fairly stated, in all material respects, in relation to the financial statements as a whole.

PricewaterhouseCoopers LLP

February 22, 2017

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us

HBK GLOBAL SECURITIES L.P.
STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2016
(EXPRESSED IN 000's OF U.S. DOLLARS)

Assets

Cash and cash equivalents	$	106,235
Receivables for securities borrowed		413,192
Rebate fees receivable		480
Dividends and interest receivable		31
Other assets		98
Total assets	$	520,036

Liabilities

Payables for securities loaned	$	411,863
Rebate fees payable		344
Payable to affiliates		661
Other liabilities		172
Deferred compensation payable		449
Total liabilities		413,489

Partners' Capital

		106,547
Total liabilities and partners' capital	$	520,036

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2016
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net revenues		
Rebate fee income	$	8,730
Rebate fee expense		(4,431)
Dividends and interest		238
Total net revenues		4,537
Operating expenses		
Expense reimbursements		1,877
Employee compensation and benefits		1,229
Professional services		215
Clearing fees		123
Other expenses		92
Total operating expenses		3,536
Net increase in partners' capital resulting from operations	$	1,001

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CHANGES IN PARTNERS' CAPITAL
FOR THE YEAR ENDED DECEMBER 31, 2016
(EXPRESSED IN 000's OF U.S. DOLLARS)

	HBK Securities GP Inc.	HBK Securities LP Inc.	Total
Partners' capital at beginning of year	$ 11	$ 105,535	$ 105,546
Capital contributions / (withdrawals)	-	-	-
Net increase in partners' capital resulting from operations	1	1,000	1,001
Total increase in partners' capital	1	1,000	1,001
Partners' capital at end of year	$ 12	$ 106,535	$ 106,547

The accompanying notes are an integral part of these financial statements.

HBK GLOBAL SECURITIES L.P.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2016
(EXPRESSED IN 000's OF U.S. DOLLARS)

Cash Flows From Operating Activities		
Net increase in partners' capital resulting from operations	$	1,001
Adjustments to reconcile net increase in partners' capital resulting from operations to net cash provided by operating activities:		
(Increase) decrease in operating assets:		
Receivables for securities borrowed		142,221
Rebate fees receivable		334
Dividends and interest receivable		10
Other assets		(17)
Increase (decrease) in operating liabilities:		
Payables for securities loaned		(140,252)
Rebate fees payable		10
Payable to affiliates		194
Other liabilities		17
Deferred compensation payable		(2)
Net cash provided by operating activities		3,516
Cash Flows From Financing Activities		
Capital contributions / (withdrawals)		-
Net cash provided by / (used in) financing activities		-
Net increase in cash		3,516
Cash at beginning of the year		102,719
Cash at end of the year	$	106,235
Supplemental Disclosure of Cash Flow Information		
Cash paid for rebate fees during the year	$	4,421

The accompanying notes are an integral part of these financial statements.

1. Organization

HBK Global Securities L.P. ("Global"), a Delaware limited partnership formed on March 4, 2002, is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). FINRA granted membership to Global to operate as a broker-dealer on October 9, 2002. Global is a subsidiary of HBK Securities GP Inc., its general partner (the "General Partner"), and HBK Securities LP Inc., its limited partner (together with the General Partner, the "Partners"), each of which is a wholly owned subsidiary of HBK Master Fund L.P. (the "Master Fund"). Global's only business is to borrow and lend securities for its own account. Its counterparties in these transactions include the Master Fund and unaffiliated institutions such as banks and broker-dealers.

2. Significant Accounting Policies

Basis of Presentation

The accompanying financial statements have been presented on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Although Global considers estimates to be reliable based on information available at the balance sheet date, actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents is defined as cash on deposit at financial institutions and investments in money market funds. At December 31, 2016, Global did not hold any foreign currency *Cash and cash equivalents.*

Foreign Currency Translation

Assets and liabilities denominated in a foreign currency are translated into the U.S. dollar equivalent using the spot foreign currency exchange rate in effect at December 31, 2016. Revenues and expenses denominated in foreign currencies are translated at the daily spot rates in effect at the time of the transaction.

Income and Expense Recognition

Rebate fee income (expense) and interest income (expense) are accrued as earned.

Income Taxes

In accordance with federal income tax regulations, no income taxes are levied on a partnership, but rather on the individual partners. Consequently, no provision or liability for federal income taxes has been reflected in the accompanying financial statements. Global files an informational tax return in the U.S. federal jurisdiction and is therefore subject to examination under statute of limitations for the period ended December 31, 2013, and forward for which tax adjustments may be necessary and retroactive to all open tax years.

Global is subject to authoritative guidance with respect to accounting for uncertain tax positions. The General Partner has analyzed Global's tax positions for all open tax years and has concluded there are no uncertain tax

(EXPRESSED IN 000's OF U.S. DOLLARS)

positions that require financial statement recognition or disclosure as of December 31, 2016. Global would recognize interest and, if applicable, penalties for any uncertain tax positions. Interest and penalty expense would be recorded as a component of *Other expenses* on the Statement of Operations. No such interest or penalties related to uncertain tax positions were recorded or accrued for the year ended December 31, 2016.

New Accounting Pronouncements

In May 2014, the FASB issued new revenue recognition guidance that will supersede existing revenue recognition requirements and most industry-specific guidance. The new standard requires an entity to recognize revenue to reflect the transfer of goods or services to customers at an amount to which the entity expects to be entitled to in exchange for those goods or services. The guidance is effective for periods beginning after December 15, 2017. The General Partner is assessing the impact of this guidance and currently believes adoption will not impact the financial statement amounts.

In August 2014, the FASB issued guidance requiring management to assess an entity's ability to continue as a going concern and provide related footnote disclosures in certain circumstances. This guidance is effective for periods ending after December 15, 2016. As of December 31, 2016, the General Partner performed the required analysis and no additional disclosures were necessary.

In February 2016, the FASB issued amended guidance on the accounting for lease transactions. The primary objective of this update is to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The guidance is effective for periods beginning after December 15, 2019. The General Partner is assessing the impact of this guidance and currently believes adoption will not impact the financial statement amounts.

In June 2016, the FASB issued new guidance amending the current incurred loss impairment methodology. The new standard amends the methodology that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. The guidance is effective for periods beginning after December 15, 2019. The General Partner is assessing the impact of this guidance and currently believes adoption will not impact the financial statement amounts.

3. Securities Financing Transactions

Global enters into securities borrowed and loaned transactions for its own account. Generally, using an approach commonly referred to as "matched-book," Global will borrow securities from one institution, such as a bank or broker-dealer, and simultaneously, or soon thereafter, re-loan the same securities to another institution. The term of the securities borrowed and loaned is overnight and continuous. Securities borrowed transactions require Global to deposit with the lender cash in an amount generally in excess of the market value of the securities being borrowed. With respect to securities loaned, Global receives collateral in the form of cash in an amount generally in excess of the market value of securities loaned. Global monitors the market value of securities borrowed and loaned on a daily basis, with additional collateral obtained or returned as necessary. At December 31, 2016, the market value of the underlying securities borrowed and loaned was $400,584 and $399,263, respectively.

Securities borrowing and lending transactions are classified as *Receivables for securities borrowed* and *Payables for securities loaned* at the amount of cash collateral advanced or received. Although securities borrowing and lending activities are transacted under a master securities lending agreement, such receivables and payables with the same counterparty are not offset on the Statement of Financial Condition. Fees received or paid by Global are classified as *Rebate fee income* or *Rebate fee expense* on the Statement of Operations.

(EXPRESSED IN 000's OF U.S. DOLLARS)

The below table presents the gross securities lending transactions included on the Statement of Financial Condition as of December 31, 2016. This table also presents amounts not offset in the Statement of Financial Condition including the related amount of netting with the same counterparty allowed under master securities lending agreements and the fair value of the underlying financial instruments borrowed and loaned.

	Gross Amounts Included in the Statement of Financial Condition	Gross Amounts Offset in the Statement of Financial Condition	Amounts Presented in the Statement of Financial Condition	Gross Amounts Not Offset in the Statement of Financial Condition		
				Counterparty netting	Financial Instruments	Net amount [(a)]
Securities borrowed	413,192	-	413,192	(70,911)	(333,227)	9,054
Securities loaned	411,863	-	411,863	(70,911)	(332,035)	8,917

(a) For some counterparties, the value of the underlying financial instruments borrowed and loaned will exceed the securities borrowed or loaned balance as adjusted for counterparty netting. Where this is the case, the value of the underlying financial instruments borrowed and loaned is limited to the Amounts Presented in the Statement of Financial Condition adjusted for Counterparty netting. As a result, the net amount presented above may not represent counterparty exposure.

4. Deferred Compensation

Global has a deferred bonus plan for employees whereby a bonus may be awarded at Global's discretion. Awards under this plan are earned by the grantee as of the award date and are included within *Employee compensation and benefits* on the Statement of Operations in the year awarded. The awards generally have delayed settlement whereby they settle over four years from the grant date. Outstanding bonus awards increase or decrease at an index rate that is based upon the rate of return earned by certain funds managed by HBK Investments L.P. (together with its affiliated sub-advisors, the "Manager"). The Manager has the ability to designate applicable funds on a monthly basis. The return is included in *Employee compensation and benefits*. A grantee is no longer entitled to the unsettled award following termination of employment, except in the case of death, disability, or retirement, although a grantee may receive payment at Global's discretion.

The amounts below represent the estimated deferred compensation liabilities for each upcoming year.

2017	$	171
2018		138
2019		93
2020		47
	$	449

5. Regulatory Requirements

As a broker-dealer registered with the SEC, Global is subject to the SEC's uniform net capital rule, which requires the maintenance of minimum net capital. Global has elected to use the alternative method, which requires that it maintain minimum net capital as defined in Rule 15c3-1 under the Securities and Exchange Act of 1934 (the "1934 Act"), equal to the greater of $250 or 2% of aggregate debit balances (as defined in Rule 15c3-3 under the 1934 Act). At December 31, 2016, Global had net capital of $104,373, which is $104,123 in excess of its minimum net capital requirement of $250 on that date.

(EXPRESSED IN 000's OF U.S. DOLLARS)

Global claims an exemption from Rule 15c3-3 of the 1934 Act in accordance with section (k)(2)(i) of such rule. Under this exemption, Global is not subject to the reserve computation or possession or control requirements specified in Rule 15c3-3.

6. Off-Balance Sheet Risks and Concentrations of Credit Risk

Global's activities are with the Master Fund and other institutions such as banks, broker-dealers, and clearing organizations. These counterparties may fail to satisfy their contractual obligations and, as such, have associated credit risk. This credit risk primarily exists in three situations. First, Global posts collateral with counterparties under securities borrowed transactions. If the value of the securities declines, the counterparty will be obligated to return the collateral. If the counterparty is unable to satisfy the obligation, Global may incur a loss, measured on a daily basis by the difference between the value of the securities borrowed and the higher value of the collateral held by the counterparty. Second, Global accepts collateral from counterparties under securities loaned transactions. If the value of the loaned securities increases, the counterparty is required to post additional collateral. If the counterparty is unable to satisfy this obligation, Global may incur a loss, measured on a daily basis by the difference between the value of the collateral held by Global and the higher value of the securities loaned. Finally, in some cases Global may transfer collateral to a counterparty before receiving securities from the counterparty. If the counterparty fails to deliver the securities (and does not return the collateral) Global will incur a loss.

From time to time, Global may have concentrations with counterparties. As of December 31, 2016, exclusive of transactions with the Master Fund discussed in Note 8, Global had two counterparties that each held collateral in excess of 10% of *Receivables for securities borrowed*, for a total of $205,096. Global did not have any counterparties with posted collateral in excess of 10% of *Payables for securities loaned.*

7. Commitments and Contingencies

In the normal course of business, Global may enter into contracts that provide general indemnifications and contain a variety of representations and warranties. Global's maximum exposure under these agreements is unknown, as this would involve future claims that may be made against Global but have not yet occurred. However, Global expects the risk of material loss to be remote. Global could be a party to various actions in the ordinary course of business. These actions could include threatened or asserted litigation or claims. Actions asserted or deemed probable of assertion against Global that, in the opinion of management, both give rise to probable liabilities and can be reasonably estimated are accrued. There were no accruals for any such actions at December 31, 2016.

8. Related-Party Transactions

In the normal course of business, Global may enter into securities borrowed and loaned transactions with the Master Fund. At December 31, 2016, Global had posted collateral in the amount of $18,278 under securities borrowed transactions and held collateral in the amount of $321,899 under securities loaned transactions. In addition, for the year ended December 31, 2016, *Rebate fee income* included $1,929 and *Rebate fee expense* included $591 in relation to transactions with the Master Fund. *Rebate fees receivable* included $52 due from the Master Fund and *Rebate fees payable* included $120 owed to the Master Fund at December 31, 2016.

The Manager provides certain facilities, resources, and services to Global. In connection with such facilities, resources, and services, Global has a reimbursement agreement whereby Global reimburses the Manager for such expenses related to the portfolio finance services provided by Global and its personnel. Expenses covered under this agreement, including compensation and other expenses related to employees of the Manager that work primarily in

providing such services, are payable to the Manager on a monthly basis and are classified as *Expense reimbursements* on the Statement of Operations and *Payable to affiliates* on the Statement of Financial Condition.

9. Subsequent Events

The General Partner has performed an evaluation of subsequent events through February 22, 2017, the date of this report. There have been no material subsequent events that occurred during such period that would require disclosure in this report or would be required to be recognized in the financial statements as of December 31, 2016.

SUPPLEMENTAL INFORMATION
SCHEDULE I

HBK GLOBAL SECURITIES L.P.
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
AS OF DECEMBER 31, 2016
(EXPRESSED IN 000's OF U.S. DOLLARS)

Net capital		
Total partners' capital		$ 106,547
Deduct partners' capital not allowable for net capital		-
Total partners' capital qualified for net capital		106,547
Add:		
Subordinated liabilities allowable in computation of net capital		-
Other (deductions) or allowable credits		-
Total capital and allowable subordinated liabilities		106,547
Deductions and/or charges:		
Nonallowable assets:		
Unsecured securities borrowed	-	
Rebate fees receivable from affiliate	52	
Other assets	98	
Total nonallowable assets	150	
Other deductions and/or charges	3	153
Net capital before haircuts on securities positions (tentative net capital)		106,394
Haircuts on securities		2,021
Net capital		$ 104,373
Minimum net capital requirement		$ 250
Excess net capital		$ 104,123

The above computation does not differ materially from the computation included in Part II of Form X-17A-5 as of December 31, 2016; therefore, no reconciliation is necessary.



pwc

Report of Independent Registered Public Accounting Firm

To the Management of HBK Global Securities L.P.

We have reviewed HBK Global Securities L.P.'s (the "Partnership") assertions, included in the accompanying HBK Global Securities L.P.'s Exemption Report, in which (1) the Partnership identified 17 C.F.R. § 240.15c3-3(k)(2)(i) as the provision under which the Partnership claimed an exemption from 17 C.F.R. § 240.15c3-3 (the "exemption provision") and (2) the Partnership stated that it met the identified exemption provision throughout the year ended December 31, 2016 without exception. The Partnership's management is responsible for the assertions and for compliance with the identified exemption provision throughout the year ended December 31, 2016.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Partnership's compliance with the exemption provision. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's assertions. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's assertions referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of 17 C.F.R. § 240.15c3-3.

PricewaterhouseCoopers LLP

February 22, 2017

PricewaterhouseCoopers LLP, 2001 Ross Avenue, Suite 1800, Dallas, Texas 75201
T: (214) 999-1400, F: (214) 754-7991, www.pwc.com/us

HBK Global Securities L.P.'s
Exemption Report

HBK Global Securities L.P. ("Global") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. §240.17a-5(d)(1) and (4).

To the best of its knowledge and belief, Global states the following:

1. Global claimed an exemption from 17 C.F.R. §240.15c3-3 under the following provision of 17 C.F.R. §240.15c3-3 (k): (2)(i).

2. Global met the identified exemption provision in 17 C.F.R. §240.15c3-3(k) throughout the period January 1, 2016, to December 31, 2016, without exception.

HBK Global Securities L.P.

h b k

I, Richard Burkhardt, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Richard H. Burkhardt

Richard H. Burkhardt

Financial and Operations Principal
(Title)

2.22.17
(Date)

HBK Global Securities L.P.
2101 Cedar Springs Road, Suite 700
Dallas, Texas 75201
214-758-6100